Exhibit 99.1

Amaya announces planned debt refinancing and provides Q2 financial expectations and conference call details

MONTREAL, Canada – July 29, 2015 – Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA; NASDAQ: AYA) today announced that in connection with its previously announced plans to reduce its indebtedness, Amaya intends to refinance certain of its outstanding long-term indebtedness (the “Refinancing”) which it incurred to partially finance the August 1, 2014 acquisition of the PokerStars and Full Tilt businesses. The Corporation expects the Refinancing to include, among other things, the repayment of approximately US$575 million of its currently outstanding US$800 million second lien term loan (the “Repayment”).

Amaya also today provided certain financial expectations and conference call details for the quarter ended June 30, 2015. References herein to “US$” are to U.S. dollars and “C$” are to Canadian dollars.

The Refinancing

The Corporation intends to fund the Repayment, as well as fees and related costs, through the combination of an approximately US$400 million incremental first lien term loan and approximately US$195 million in cash, including cash on the balance sheet as well as from the anticipated net proceeds from the previously announced sale of the Chartwell and Cryptologic businesses to NYX Gaming Group Limited (TSXV: NYX) (“NYX”). The Corporation believes that the Refinancing will reduce certain debt service costs, including interest costs, and will thereby strengthen Amaya’s cash flow generation, liquidity and leverage profile.

Amaya has engaged Deutsche Bank Securities, Inc., Barclays Bank PLC, Goldman Sachs Lending Partners LLC and Macquarie Capital (USA) Inc. to act as the Joint-Lead Arrangers and Joint Bookrunners for the Refinancing. The Corporation anticipates completing the Refinancing before the end of the third quarter of this year, subject to market and other conditions.

Q2 Guidance and Earnings Release Date

In connection with the Refinancing, Amaya is announcing its expectations for certain financial results for the quarter ended June 30, 2015. The Corporation anticipates revenues in the range of C$314-318 million based on an average US$ to C$ exchange rate of 1.2297 for the second quarter of 2015 (the “Q2 FX Rate”), or C$323-326 based on a US$ to C$ exchange rate of 1.26, which is the rate used in the Corporation’s previously announced full year financial guidance (the “Guidance FX Rate”). Revenues are net of approximately $6 million in value added taxes introduced in certain European Union jurisdictions (“VAT”) in 2015.

The Corporation also anticipates Adjusted EBITDA1 of C$135-139 million based on the Q2 FX Rate, or C$139-142 based on the Guidance FX Rate. Adjusted EBITDA is net of approximately $10 million in VAT and recently

[1]

Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA is a non-U.S. GAAP and non-IFRS financial measure.

introduced gaming duties, including point of consumption taxes introduced in the United Kingdom in December 2014.

These financial expectations are for Amaya’s B2C business, primarily comprising the online gaming brands PokerStars and Full Tilt, and exclude contributions from Amaya’s B2B businesses, which were or will be classified as discontinued operations, and their assets and liabilities as held for sale, in 2015. This includes Cadillac Jack, Inc. (now owned by AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO)), Diamond Game Enterprises (now a majority owned subsidiary of Innova Gaming Group Inc. (TSXV: IGG)), Chartwell and Cryptologic (to be owned by NYX).

The financial results for the second quarter of 2015 reflect year-over-year revenue growth from Amaya’s core poker business on a constant currency basis, as well as growth from Amaya’s emerging online casino vertical which represented approximately 12% of the anticipated revenues. Revenues from online casino almost doubled relative to the first quarter of 2015. Amaya’s online sportsbook was in beta form in limited jurisdictions during the second quarter of 2015 and therefore contributed negligible revenues.

At June 30, 2015, PokerStars and Full Tilt had cumulative play-money and real-money customer registrations of more than 95 million. Total registrations grew by approximately 1.9 million during the quarter.

FY2015 Guidance

Amaya is reaffirming its previously announced 2015 full year financial guidance provided in its earnings release on May 14, 2015 for the quarter ended March 31, 2015, with no changes to the ranges provided nor any material changes to the assumptions used to determine such guidance.

Conference Call and Webcast Details

Amaya will host a conference call on Thursday, August 13, 2015 at 8:30 a.m. ET to discuss its financial results for the second quarter of 2015. David Baazov, CEO of Amaya, will chair the call. The Corporation plans to release its financial results on Thursday, August 13, 2015 at 7:00 a.m. ET.

To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 92173455. To access the webcast please use the following link:

http://event.on24.com/r.htm?e=1027922&s=1&k=11D49E586699A8F4F1ED6CA3C1A5BB4D

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive gaming solutions to the regulated gaming industry.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act and applicable securities laws, including expectations on the refinancing of certain Corporation debt, closing of the sale of certain assets, and financial expectations for the second quarter and full year of 2015. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form

for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended March 31, 2015, each available on SEDAR at www.sedar.com and Edgar at www.sec.gov, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-US GAAP and Non-IFRS Measures

This news release contains non-U.S. GAAP and non-IFRS financial measures, specifically Adjusted EBITDA. Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. This financial measure is commonly used to compare companies and management believes it is an important measure in evaluating Amaya. However, it is not a recognized measure under U.S. GAAP or IFRS and does not have standardized meanings prescribed by U.S. GAAP or IFRS. Therefore, it may not be comparable to similar measures presented by other companies. Investors are cautioned that this measure should not be construed as an alternative to comparable U.S. GAAP or IFRS measures determined in accordance with U.S. GAAP or IFRS.

CONTACT INFORMATION

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com